ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 29, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
AAM S&P Developed Markets High Dividend ETF (the “Fund”)
Post-Effective Amendment No. 383 to Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-179562 and 811-22668

Dear Ms. Brutlag:

This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment and the registration of the Fund, a new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Comment 1.	Please provide a completed fee table and expense example for the Fund prior to effectiveness.

Response:	The fee table and expense example have been completed as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.39%
* Estimated for the current fiscal year.
Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $40	3 Years: $125

Comment 2.	Please provide a copy of the white paper regarding how the Index is calculated.

Response:	The requested information was sent to the Staff by email on October 23, 2018.

Comment 3.	Please clarify in the Amendment whether companies in Korea are included or excluded from the Index.

Response:
The Trust has revised the defined term used in the first paragraph under “Principal Investment Strategies—S&P Developed Ex-U.S. Dividend and Free Cash Flow Yield Index” for the developed equity markets included in the BMI Index from “Developed ex-U.S. Markets” to “Developed ex-U.S. & Korea Markets”. Given that the Index is constructed from the universe of equity securities in the BMI Index, the Trust believes that this change makes it clear that companies in Korea are excluded from the Index.

Comment 4.	Please add “Concentration Risk” disclosure. Additionally, if the Index is currently concentrated in an industry, please add disclosure regarding such concentration and the risks associated with it.

Response:
The Trust confirms that the Index is not currently concentrated in an industry. Additionally, because the Index is equally-weighted across each sector, the Trust does not believe that the Fund’s concentration policy creates a principal risk. Consequently, no additional disclosure has been added.

Comment 5.	Please confirm whether S&P Opco or S&P Dow Jones Indices is the Fund’s index provider and revise disclosure accordingly.

Response:
The Trust confirms that, although the Index was developed by S&P Dow Jones Indices LLC (“SPDJI”), the Index is licensed by the Adviser from SPDJI’s subsidiary, S&P Opco, LLC. The Trust further confirms that the related disclosure in the Amendment is correct and, consequently, no revisions have been made.

Comment 6.
In the second paragraph under “Principal Investment Strategies—S&P Developed Ex-U.S. Dividend and Free Cash Flow Yield Index”, please revise the last sentence to replace “The remaining securities” with “These remaining securities”.

Response:	The requested change has been made.

Comment 7.
With respect to the third paragraph under “Principal Investment Strategies—S&P Developed Ex-U.S. Dividend and Free Cash Flow Yield Index”, please explain supplementally whether all Index components will have higher than normal dividend yields. If not, please explain why the Fund’s name is not confusing for investors.

Response:
The Trust confirms that the Adviser expects that the securities in the Index, in aggregate, will have a higher than normal dividend yield. Although the Trust cannot predict whether all Index components will have higher than normal dividend yields in the future, the Fund’s index methodology screens securities to select Index components with the highest combined scores based on the companies’ dividend yield (total dividends paid for the most recent 12-month period) and free-cash-flow yield (a characteristic exhibited by companies that make sustainable dividend distributions). Accordingly, the Trust does not believe the Fund’s name is confusing for investors.

Comment 8.	Please disclose the number or range of securities in the Index.

Response:
The following disclosure has been revised as indicated (underscored section has been added): “The equity securities in the Selection Pool are then ranked by the product of their dividend yield score and free-cash-flow yield score, and the top five scoring securities are selected from each of the eleven sectors for a total of 55 securities (collectively, the “Index Constituents”).”

Comment 9.	Please consider adding risk disclosure associated with the Adviser being a new fund manager, if applicable.

Response:
The Trust notes that the Adviser serves as the investment adviser to other ETFs and mutual funds. Additionally, the Fund’s sub-adviser is responsible for the day-to-day management of the Fund’s portfolio and is not new to managing registered investment companies. Consequently, the Trust respectfully declines to add the suggested risk disclosure.

Comment 10.	Please clarify that the “Smaller Companies Risk” applies to mid cap companies.

Response:	The above-referenced section has been revised to read as follows:
•
Market Capitalization Risk. The securities of large-capitalization companies may be relatively mature compared to smaller companies and therefore subject to slower growth during times of economic expansion. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large capitalization stocks or the stock market as a whole.

Comment 11.	In conformity with Item 5 of Form N-1A, provide the month in which the Portfolio Managers became primarily and jointly responsible for the day-to-day management of the Fund.

Response:
The Trust notes that Item 5 of Form N-1A does not specifically require disclosure of the month in which the Portfolio Managers became primarily and jointly responsible for the day-to-day management of a Fund. Further, such disclosure would not be practicable for a new fund, such as the Fund, because the month may not be known at the time the Amendment becomes effective. Consequently, the Trust respectfully declines to make the suggested change.

Comment 12.
If REITs are a principal investment of the Fund, please add applicable disclosure to the strategy and risk sections. Additionally, consider adding tax disclosure regarding the taxation of REIT dividends.

Response:
The Trust notes that REITs are not a principal investment of the Fund. However, Rule 35d-1 requires the Fund to disclose its policy regarding investments in equity securities and definition of “equity securities”, which includes REITs, regardless of whether they are a principal investment of the Fund. Consequently, no additional disclosure has been added to the Prospectus in response to the above comment. The Trust further notes that disclosure regarding the tax treatment of REIT dividends is contained in the Fund’s SAI.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary